UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) May 16, 2007

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously reported, on December 19, 2006, Portland General Electric Company (PGE or the Company) and certain institutional buyers (Buyers) in the private placement market entered into an agreement under which PGE would sell, and the Buyers would purchase, $170 million of PGE's First Mortgage Bonds (Bonds). As contemplated by the parties at the time of the agreement, this transaction closed on May 16, 2007 (Original Issue Date).

The Bonds will bear interest from the Original Issue Date at an annual rate of 5.80% and will mature on June 1, 2039. The Bonds will be redeemable at the option of PGE at the designated "make-whole" redemption price. The Bonds were issued pursuant to a Bond Purchase Agreement between PGE and the Buyers and under PGE's Indenture of Mortgage and Deed of Trust, dated July 1, 1945, as amended and supplemented to date and from time to time (including the Fifty-seventh Supplemental Indenture dated December 1, 2006) between PGE and HSBC Bank USA, National Association (as successor to The Marine Midland Trust Company of New York) in its capacity as trustee.

PGE intends to use the proceeds from the sale of the Bonds for general corporate purposes, which may include capital expenditures and/or the repayment of existing debt.

Section 8 - Other Events

Item 8.01 Other Events.

Receivables and Refunds on Wholesale Market Transactions - Settlement

On May 17, 2007, the Federal Energy Regulatory Commission (FERC) approved the settlement among PGE, the California Attorney General, the California Department of Water Resources, the California Electricity Oversight Board, the California Public Utilities Commission, Southern California Edison Company, Pacific Gas & Electric Company, and San Diego Gas & Electric Company that resolves all issues between the parties relating to wholesale energy transactions in the western markets during the January 1, 2000 through June 20, 2001 time period. The settlement resolves a number of proceedings and investigations before the FERC and the U.S. Ninth Circuit Court of Appeals relating to various issues and claims in the California refund case (Docket No. EL00-95), the issue of refunds for the summer 2000 period, investigations of anomalous bidding activities and market practices (Docket Nos. IN03-10-000 and EL03-165-000), claims for refunds related to sales in the Pacific Northwest (Docket No. EL01-10), and the complaint by the California Attorney General for refunds from market-based rates retroactively to May 1, 2000.

<u>Bonneville Power Administration Residential Exchange Program</u>

On May 21, 2007, the Bonneville Power Administration (BPA) notified PGE and six other investor-owned utilities in the Pacific Northwest (IOUs) that it is immediately suspending the Residential Exchange program payments that the IOUs pass-through to their residential and small-farm customers in the form of monthly bill credits. In October 2000, PGE and other IOUs entered into settlement agreements (Settlement Agreements) with the BPA related to the Residential Exchange program covering the period October 1, 2001 through September 30, 2011. On May 3, 2007, the U.S. Ninth Circuit Court of Appeals issued two decisions with respect to the Settlement Agreements. One decision found that the Settlement Agreements were inconsistent with the Northwest Power Act, which created the Residential Exchange program. The other decision holds, among other things, that the BPA acted contrary to law when it allocated to its preference customers, which includes public utilities, cooperatives and federal agencies, part of the costs of the October 2000 settlements. In its notice, the BPA indicated that the suspension will continue at least until any petitions for rehearing on the decisions are finally resolved. PGE intends to make a filing with the Public Utility Commission of Oregon requesting that the Residential Exchange credit be removed from its customers' bills. PGE intends to join with the other IOUs to pursue available options - judicial, regulatory, or legislative - to restore their customers' federal power benefits. Because these benefits are passed through to PGE's customers, the outcome of this matter is not expected to have a significant effect on the Company's consolidated financial results.

Information Regarding Forward-Looking Statements

This current report includes forward-looking statements. Portland General Electric Company based these forward-looking statements on its current expectations and projections about future events in light of its knowledge of facts as of the date of this current report and its assumptions about future circumstances. Investors are cautioned that any such forward-looking statements are subject to risks and uncertainties, including the ultimate resolution of the Residential Exchange program matters; the action that may be taken by PGE, the IOUs, or the Public Utility Commission of Oregon; and any financial impact on PGE that may result. As a result, actual results may differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Form 8-K and Form 10-Q filed with the United States Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operation and the risks described therein from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: May 22, 2007   By: /s/ James J. Piro

James J. Piro
Executive Vice President, Finance
Chief Financial Officer and Treasurer